02046270

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a – 16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the months of April, May and June 2002

NORAMPAC INC.

752 Sherbrooke Street West
Montreal, Quebec
Canada H3A 1G1

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________.

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

- a press release issued by the Corporation on July 19, 2002 regarding the results of the Corporation for the second quarter of 2002, a copy of which is filed hereto as Exhibit 1 and incorporated herein by reference; and

- the second quarterly report of the Corporation (for the period ended June 30, 2002) a copy of which is filed hereto as Exhibit 2 and incorporated herein by reference.

Exhibit Index

Exhibit Number	Document
1	Press release issued by Norampac Inc. on July 19, 2002
2	Second Quarterly Report of Norampac Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORAMPAC INC.

By: [signature]
Brigitte Dufour
Legal Counsel and Assistant Secretary

Date: July 22, 2002

PRESS RELEASE

Norampac

Norampac Inc.
752 Sherbrooke Street West
Montreal, Quebec
Canada
H3A 1G1

Telephone: (514) 282-2635
Facsimile: (514) 282-2650

Norampac Reports its Second Quarter Earnings

Montreal, Quebec, July 19, 2002 — Norampac Inc. ("Norampac") reports net earnings of $21 million for the second quarter of 2002, compared to restated net earnings of $36 million ($26 million before restatement) for the same quarter in 2001. The 2001 results were restated to apply the new CICA guidelines on foreign currency translation, which eliminates the deferral and amortization for unrealized exchange gains or losses. The 2001 results also included a $8 million reduction in income taxes due to a decrease in the enacted tax rates.

Net sales for the second quarter were $324 million, compared to $286 million for the same quarter in 2001. The increase in net sales for the second quarter is mostly attributable to additional volume from the New York and Leominster converting facilities as well as an increase of 14% in shipments of containerboard. Shipments of corrugated containers, not taking into account the recently acquired facilities, were up 8% in the second quarter 2002 compared to the same quarter in 2001 and were 14% higher than the first quarter 2002.

Earnings before financial expenses, taxes, depreciation and amortization (EBITDA) amounted to $53 million in the second quarter, compared to $55 million for the corresponding quarter in 2001. The reduction is mainly attributable to a 16% increase in fiber cost and a reduction of 11% in the net selling price of containerboard. Additional volume for both containerboard and corrugated boxes mostly offset the cost increase.

During the quarter, market related downtime amounted to 24,000 short tons or 6.5% of the Company's North American primary mill capacity.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer, said: "This quarter has been challenging considering the significant cost increase of recycled fiber. I am however pleased with the profitability from our converting operations. Corrugated boxes shipments not considering the Leominster and New York acquisitions were up 8% over the same quarter last year, which is outstanding."

Highlights

- Increased volume for both containerboard and corrugated boxes;
- 16% increase in fiber cost compared to the second quarter of 2001;
- Reduction of 11% of net selling price for containerboard and 4% for corrugated products compared to the second quarter of 2001;
- Market related downtime of 24,000 short tons during the second quarter, compared to 41,500 short tons in 2001;
- Price increases for both containerboard and corrugated boxes to be implemented in July;
- Major maintenance done during the quarter, for Red Rock's virgin fiber linerboard mill.

Commenting on the outlook for the remaining of 2002, Mr. Lemaire said: "I am confident that the economic environment should continue to improve for the balance of the year. I expect price increases of US $40 for medium and US $30 for linerboard will be implemented in the third quarter, as well as a 9% price increase for corrugated boxes. This increase should allow to offset the recent upswing observed in recycled fiber. However, we have noticed this upward trend in old corrugated container (OCC) prices has recently receded as a result of lower buying pressure, mostly from Asia. "

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission Filings, including but not limited to its Annual Report in Form 20-F for the year ended December 31, 2001.

-30-

For further information:

Mr. Richard Garneau
Vice President and Chief Financial Officer
Norampac Inc.
(514) 282-2635
richard_garneau@norampac.com

Mr. Luciano Ciarciello
Corporate Controller
Norampac Inc.
(514) 282-2687
luciano_ciarciello@norampac.com

Norampac

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at June 30, 2002 (unaudited)	As at December 31, 2001 Restated (see note 2)
Assets		
Current Assets		
Cash and cash equivalents	**14,643**	12,146
Accounts receivable and prepaid expenses	**214,638**	183,156
Inventories	**120,277**	122,348
	349,558	317,650
Property, plant and equipment	**915,362**	913,658
Goodwill (note 3)	**200,196**	168,161
Other assets	**27,174**	35,585
	1,492,290	1,435,054
Liabilities and shareholders' equity		
Current liabilities		
Excess of outstanding cheques over bank balances	**19,372**	19,929
Trade accounts payable and accrued liabilities	**164,550**	161,109
Income and other taxes payable	**171**	18,844
Current portion of long-term debt	**1,677**	1,529
	185,770	201,411
Long-term debt	**435,926**	374,853
Future income taxes	**139,414**	133,800
Other liabilities	**34,868**	33,507
Shareholders' equity		
Capital stock	**560,000**	560,000
Retained earnings	**131,362**	127,045
Cumulative translation adjustments	**4,950**	4,438
	696,312	691,483
	1,492,290	1,435,054

The accompanying notes are an integral part of the financial statements.

Norampac

Consolidated Statements of Earnings

(in thousands of Canadian dollars)

(unaudited)

	For the three month period ended June 30,		For the six month period ended June 30,	
	2002	2001	**2002**	2001
		Restated (see note 2)		Restated (see note 2)
Sales	**350,302**	307,018	**647,596**	580,857
Cost of delivery	**25,969**	20,593	**48,381**	41,569
Net sales	**324,333**	286,425	**599,215**	539,288
Cost of goods sold and expenses				
Cost of goods sold	**233,948**	198,996	**423,966**	371,025
Selling and administrative expenses	**37,683**	32,743	**72,877**	60,945
Depreciation and amortization	**18,063**	17,478	**35,380**	34,314
	289,694	249,217	**532,223**	466,284
Operating income	**34,639**	37,208	**66,992**	73,004
Financial expenses				
Interests	**8,694**	7,679	**17,676**	14,241
Amortization of financing costs	**323**	322	**645**	645
Unrealized exchange (gain) loss on long term debt (note 2)	**(3,740)**	(8,955)	**(3,695)**	2,625
	5,277	(954)	**14,626**	17,511
	29,362	38,162	**52,366**	55,493
Income tax expense	**8,593**	2,617	**16,049**	13,769
	20,769	35,545	**36,317**	41,724
Share of income of equity-accounted investments (note 4)	**-**	151	**-**	468
Net income for the period	**20,769**	35,696	**36,317**	42,192

The accompanying notes are an integral part of the financial statements.

Norampac

Consolidated Statements of Retained Earnings

(in thousands of Canadian dollars)

(unaudited)	For the six month period ended June 30, 2002	2001 Restated (see note 2)
Balance, at beginning of period	**127,045**	103,210
Cumulative effect of a change in an accounting policy - Foreign Currency Translation (note 2)	-	(5,764)
Net income for the period	**36,317**	42,192
Dividend paid during the period	**(32,000)**	-
Balance, at end of period	**131,362**	139,638

The accompanying notes are an integral part of the financial statements.

Norampac

Consolidated Statements of Cash Flow

(in thousands of Canadian dollars)
(unaudited)

	For the three month period ended June 30,		For the six month period ended June 30,	
	2002	2001	**2002**	2001
		Restated (see note 2)		Restated (see note 2)
Cash flows from:				
Operating activities				
Net income for the period	**20,769**	35,696	**36,317**	42,192
Adjustments for:				
Depreciation and amortization	**18,063**	17,478	**35,380**	34,314
Future income taxes	**1,439**	(6,869)	**3,193**	(1,486)
Loss on disposal of property, plant & equipment	**836**	972	**1,049**	1,139
Unrealized exchange (gain) loss on long term debt (note 2)	**(3,740)**	(8,955)	**(3,695)**	2,625
Share of income of equity-accounted investments	**-**	(151)	**-**	(468)
Other	**1,403**	(87)	**1,864**	554
Cash flow from operating activities	**38,770**	38,084	**74,108**	78,870
Changes in non-cash working capital components	**3,935**	9,156	**(36,076)**	(21,409)
	42,705	47,240	**38,032**	57,461
Financing activities				
Change in revolving bank credit facility	**(17,387)**	2,729	**69,714**	2,869
Increase in long-term debt	**889**	-	**889**	-
Repayments of long-term debt	**(172)**	(85)	**(299)**	(169)
Change in excess of outstanding cheques over bank balances	**(5,070)**	(619)	**(557)**	(351)
Dividend paid	**-**	-	**(32,000)**	-
	(21,740)	2,025	**37,747**	2,349
Investing activities				
Additions to property, plant and equipment, net	**(10,935)**	(21,984)	**(19,796)**	(29,828)
Business acquisitions, net of cash and cash equivalents (note 4)	**(1,539)**	(50,934)	**(53,201)**	(50,934)
Other assets, net	**237**	(1,260)	**27**	(2,390)
	(12,237)	(74,178)	**(72,970)**	(83,152)
Change in cash and cash equivalents during the period	**8,728**	(24,913)	**2,809**	(23,342)
Translation adjustment with respect to cash and cash equivalents	**(419)**	(404)	**(312)**	60
Cash and cash equivalents at beginning of period	**6,334**	40,093	**12,146**	38,058
Cash and cash equivalents at end of period	**14,643**	**14,776**	**14,643**	**14,776**
Supplemental information				
Cash and cash equivalents paid for:				
Interest	**989**	573	**17,653**	16,300
Income taxes	**14,739**	2,296	**31,808**	3,532
Non cash investing activities				
Transfer of assets in exchange of non monetary assets (note 4)	**-**	-	**12,791**	-

The accompanying notes are an integral part of the financial statements.

Norampac

Segmented information

(in thousands of Canadian dollars)

(unaudited)

	For the three month period ended June 30,		For the six month period ended June 30,	
	2002	2001	**2002**	2001
Sales				
Containerboard	**193,557**	188,686	**364,570**	377,997
Corrugated products	**258,368**	211,779	**482,874**	406,152
Total for reportable segments	**451,925**	400,465	**847,444**	784,149
Other activities and unallocated amounts	**15,227**	9,608	**23,302**	9,608
Intersegment sales	**(116,850)**	(103,055)	**(223,150)**	(212,900)
Consolidated Sales	350,302	307,018	647,596	580,857
Earnings before financial expenses, income taxes, depreciation and amortization				
Containerboard	**19,931**	32,026	**45,817**	67,142
Corrugated products	**28,719**	19,141	**50,448**	35,450
Total for reportable segments	**48,650**	51,167	**96,265**	102,592
Other activities and unallocated amounts	**4,052**	3,519	**6,107**	4,726
Consolidated earnings before financial expenses, income taxes, depreciation and amortization	**52,702**	54,686	**102,372**	107,318
Depreciation and amortization	**18,063**	17,478	**35,380**	34,314
Consolidated operating income	34,639	37,208	66,992	73,004
Additions to property, plant and equipment, net				
Containerboard	**6,185**	6,340	**12,314**	10,049
Corrugated products	**3,076**	15,178	**6,040**	19,000
Total for reportable segments	**9,261**	21,518	**18,354**	29,049
Other activities and unallocated amounts	**1,674**	466	**1,442**	779
Consolidated additions to property, plant and equipment, net	**10,935**	21,984	**19,796**	29,828
Shipments				
Containerboard third party (in short tonnes)	**186,541**	179,589	**343,585**	346,258
Containerboard intersegment (in short tonnes)	**197,928**	157,621	**377,613**	317,407
Corrugated products (in thousands of square feet)	**3,406,930**	2,684,383	**6,332,365**	5,153,429

Notes to interim consolidated financial statements

(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Norampac Inc.'s (the Company) financial position as at June 30, 2002 and December 31, 2001 as well as its results of operations and its cash flow for the six and three month period ended June 30, 2002 and 2001.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the changes described in note 2.

Note 2 Change in accounting policies

Foreign Currency Translation

On November 2001, the CICA amended section 1650 "Foreign Currency Translation" which eliminates the deferral and amortization method for unrealized gains and losses on non-current monetary assets and liabilities, thereby removing a GAAP difference between Canada and U.S. The new guideline is effective for fiscal year 2002 and must be applied retroactively with restatement. Accordingly, net income for the six month period ending June 30, 2001 has been decreased by $1,852, net income for the three month period ending June 30, 2001 has been increased by $9,330 and 2001 opening retained earnings has decreased by $5,764.

Goodwill and Other Intangible Assets

In July 2001, the CICA issued Handbook Section 3062 "Goodwill and Other Intangible Assets". Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The adoption of Section 3062 requires the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001 and will reduce annual goodwill amortization by approximately $7,477. The Company has adopted the discounted cash flow method as its new goodwill impairment methodology and has determined that as at January 1, 2002, there is no goodwill impairment.

Designation of hedging

Effective January 1, 2002, the Company designated a portion of the long term debt as a hedge of the net investment of its self-sustaining operations. As of January 1, 2002, any unrealized gains or losses on the hedged portion is offset against cumulative translation adjustments.

Notes to interim consolidated financial statements

(in thousands of Canadian dollars)

Note 3 Goodwill

	2002
Carrying value of goodwill at the beginning of the period	168,161
Goodwill acquired from acquistions (note 4)	33,195
Other	(1,160)
Carrying value of goodwill at the end of the period	200,196

	For the three month period ended June 30,		For the six month period ended June 30,	
	2002	2001	2002	2001
		Restated (see note 2)		Restated (see note 2)
Reported net income for the period (note 2)	20,769	35,696	36,317	42,192
Add back: Goodwill Amortization, net of tax	-	1,852	-	3,704
Adjusted net income	20,769	37,548	36,317	45,896

Note 4 Business Acquisition

On January 2, 2002, the Company transferred the assets of its Paper Recovery Division, which were acquired on April 12, 2001 from Crown Packaging Ltd., to Metro Waste Paper Recovery Inc. ("Metro Waste") in exchange for an additional 18.5% common shares of Metro Waste. The Company's participation in Metro Waste increased from 27.5% to 46%.

On January 21, 2002, the Company acquired all the issued and outstanding shares of Star Container Corp. ("Leominster") a corrugated products converting plant located in Leominster, Massachusetts, near Boston, USA, for a total consideration of approximately $50,489 (US$ 31,310).

The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

	Metro Waste(1)	Leominster	Other	Total
Net assets acquired (liabilities assumed) :				
Working capital	1,361	5,140	1,525	8,026
Property, plant and equipment	8,642	18,771	1,109	28,522
Other assets	-	139	60	199
Goodwill, not deductible for tax	3,153	30,021	21	33,195
Future Income taxes	-	(3,582)	(3)	(3,585)
Other long term liabilities	(365)	-	-	(365)
Purchase Price	12,791	50,489	2,712	65,992
Less:				
Transfer of assets in exchange of non monetary assets	12,791	-	-	12,791
Cash paid net of cash and cash equivalents acquired	-	50,489	2,712	53,201

(1) The purchase price allocation for Metro Waste has not yet been finalized and is based on the Company's best estimate. Accordingly, the fair values of assets acquired and liabilities assumed could differ from the amounts presented in these interim consolidated financial statements. Effective January 2, 2002, the Company's interest in Metro Waste is accounted for using the proportionate consolidation method. For the six and three month period ending June 30, 2002 the Company's consolidated net earnings includes $874 and $284 respectively (six and three month period ending June 30, 2001- $333 and $157) of net earnings from Metro Waste.

Norampac Inc.
752 Sherbrooke Street West
Montréal, Québec
Canada
H3A 1G1

Telephone: (514) 282-2635
Facsimile: (514) 282-2650

Norampac

MESSAGE TO THE SENIOR NOTE HOLDERS

Norampac Reports its Second Quarter Earnings

Norampac Inc. ("Norampac") reports net earnings of $21 million for the second quarter of 2002, compared to restated net earnings of $36 million ($26 million before restatement) for the same quarter in 2001. The 2001 results were restated to apply the new CICA guidelines on foreign currency translation, which eliminates the deferral and amortization for unrealized exchange gains or losses. The 2001 results also included a $8 million reduction in income taxes due to a decrease in the enacted tax rates.

Net sales for the second quarter were $324 million, compared to $286 million for the same quarter in 2001. The increase in net sales for the second quarter is mostly attributable to additional volume from the New York and Leominster converting facilities as well as an increase of 14% in shipments of containerboard. Shipments of corrugated containers, not taking into account the recently acquired facilities, were up 8% in the second quarter 2002 compared to the same quarter in 2001 and were 14% higher than the first quarter 2002.

Earnings before financial expenses, taxes, depreciation and amortization (EBITDA) amounted to $53 million in the second quarter, compared to $55 million for the corresponding quarter in 2001. The reduction is mainly attributable to a 16% increase in fiber cost and a reduction of 11% in the net selling price of containerboard. Additional volume for both containerboard and corrugated boxes mostly offset the cost increase.

During the quarter, market related downtime amounted to 24,000 short tons or 6.5% of the Company's North American primary mill capacity.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer, said: "This quarter has been challenging considering the significant cost increase of recycled fiber. I am however pleased with the profitability from our converting operations. Corrugated boxes shipments not considering the Leominster and New York acquisitions were up 8% over the same quarter last year, which is outstanding."

Highlights

- Increased volume for both containerboard and corrugated boxes;
- 16% increase in fiber cost compared to the second quarter of 2001;
- Reduction of 11% of net selling price for containerboard and 4% for corrugated products compared to the second quarter of 2001;
- Market related downtime of 24,000 short tons during the second quarter, compared to 41,500 short tons in 2001;

- Price increases for both containerboard and corrugated boxes to be implemented in July;
- Major maintenance done during the quarter, for Red Rock's virgin fiber linerboard mill.

Commenting on the outlook for the remaining of 2002, Mr. Lemaire said: "I am confident that the economic environment should continue to improve for the balance of the year. I expect price increases of US $40 for medium and US $30 for linerboard will be implemented in the third quarter, as well as a 9% price increase for corrugated boxes. This increase should allow to offset the recent upswing observed in recycled fiber. However, we have noticed this upward trend in old corrugated container (OCC) prices has recently receded as a result of lower buying pressure, mostly from Asia. "

Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada, Mexico and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company's Securities and Exchange Commission Filings, including but not limited to its Annual Report in Form 20-F for the year ended December 31, 2001.

Norampac

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at June 30, 2002	As at December 31, 2001
	(unaudited)	Restated (see note 2)
Assets		
Current Assets		
Cash and cash equivalents	**14,643**	12,146
Accounts receivable and prepaid expenses	**214,638**	183,156
Inventories	**120,277**	122,348
	349,558	317,650
Property, plant and equipment	**915,362**	913,658
Goodwill (note 3)	**200,196**	168,161
Other assets	**27,174**	35,585
	1,492,290	1,435,054
Liabilities and shareholders' equity		
Current liabilities		
Excess of outstanding cheques over bank balances	**19,372**	19,929
Trade accounts payable and accrued liabilities	**164,550**	161,109
Income and other taxes payable	**171**	18,844
Current portion of long-term debt	**1,677**	1,529
	185,770	201,411
Long-term debt	**435,926**	374,853
Future income taxes	**139,414**	133,800
Other liabilities	**34,868**	33,507
Shareholders' equity		
Capital stock	**560,000**	560,000
Retained earnings	**131,362**	127,045
Cumulative translation adjustments	**4,950**	4,438
	696,312	691,483
	1,492,290	1,435,054

The accompanying notes are an integral part of the financial statements.

Norampac

Consolidated Statements of Earnings

(in thousands of Canadian dollars)

(unaudited)

	For the three month period ended June 30,		For the six month period ended June 30,	
	2002	2001	**2002**	2001
		Restated (see note 2)		Restated (see note 2)
Sales	**350,302**	307,018	**647,596**	580,857
Cost of delivery	**25,969**	20,593	**48,381**	41,569
Net sales	**324,333**	286,425	**599,215**	539,288
Cost of goods sold and expenses				
Cost of goods sold	**233,948**	198,996	**423,966**	371,025
Selling and administrative expenses	**37,683**	32,743	**72,877**	60,945
Depreciation and amortization	**18,063**	17,478	**35,380**	34,314
	289,694	249,217	**532,223**	466,284
Operating income	**34,639**	37,208	**66,992**	73,004
Financial expenses				
Interests	**8,694**	7,679	**17,676**	14,241
Amortization of financing costs	**323**	322	**645**	645
Unrealized exchange (gain) loss on long term debt (note 2)	**(3,740)**	(8,955)	**(3,695)**	2,625
	5,277	(954)	**14,626**	17,511
	29,362	38,162	**52,366**	55,493
Income tax expense	**8,593**	2,617	**16,049**	13,769
	20,769	35,545	**36,317**	41,724
Share of income of equity-accounted investments (note 4)	**-**	151	**-**	468
Net income for the period	**20,769**	35,696	**36,317**	42,192

The accompanying notes are an integral part of the financial statements.

Norampac

Consolidated Statements of Retained Earnings

(in thousands of Canadian dollars)

(unaudited)	For the six month period ended June 30, 2002	2001 Restated (see note 2)
Balance, at beginning of period	**127,045**	103,210
Cumulative effect of a change in an accounting policy - Foreign Currency Translation (note 2)	-	(5,764)
Net income for the period	**36,317**	42,192
Dividend paid during the period	**(32,000)**	-
Balance, at end of period	**131,362**	139,638

The accompanying notes are an integral part of the financial statements.

Norampac

Consolidated Statements of Cash Flow

(in thousands of Canadian dollars)
(unaudited)

	For the three month period ended June 30, **2002**	2001 Restated (see note 2)	For the six month period ended June 30, **2002**	2001 Restated (see note 2)
Cash flows from:				
Operating activities				
Net income for the period	**20,769**	35,696	**36,317**	42,192
Adjustments for:				
Depreciation and amortization	**18,063**	17,478	**35,380**	34,314
Future income taxes	**1,439**	(6,869)	**3,193**	(1,486)
Loss on disposal of property, plant & equipment	**836**	972	**1,049**	1,139
Unrealized exchange (gain) loss on long term debt (note 2)	**(3,740)**	(8,955)	**(3,695)**	2,625
Share of income of equity-accounted investments	**-**	(151)	**-**	(468)
Other	**1,403**	(87)	**1,864**	554
Cash flow from operating activities	**38,770**	38,084	**74,108**	78,870
Changes in non-cash working capital components	**3,935**	9,156	**(36,076)**	(21,409)
	42,705	47,240	**38,032**	57,461
Financing activities				
Change in revolving bank credit facility	**(17,387)**	2,729	**69,714**	2,869
Increase in long-term debt	**889**	-	**889**	-
Repayments of long-term debt	**(172)**	(85)	**(299)**	(169)
Change in excess of outstanding cheques over bank balances	**(5,070)**	(619)	**(557)**	(351)
Dividend paid	**-**	-	**(32,000)**	-
	(21,740)	2,025	**37,747**	2,349
Investing activities				
Additions to property, plant and equipment, net	**(10,935)**	(21,984)	**(19,796)**	(29,828)
Business acquisitions, net of cash and cash equivalents (note 4)	**(1,539)**	(50,934)	**(53,201)**	(50,934)
Other assets, net	**237**	(1,260)	**27**	(2,390)
	(12,237)	(74,178)	**(72,970)**	(83,152)
Change in cash and cash equivalents during the period	**8,728**	(24,913)	**2,809**	(23,342)
Translation adjustment with respect to cash and cash equivalents	**(419)**	(404)	**(312)**	60
Cash and cash equivalents at beginning of period	**6,334**	40,093	**12,146**	38,058
Cash and cash equivalents at end of period	**14,643**	**14,776**	**14,643**	**14,776**
Supplemental information				
Cash and cash equivalents paid for:				
Interest	**989**	573	**17,653**	16,300
Income taxes	**14,739**	2,296	**31,808**	3,532
Non cash investing activities				
Transfer of assets in exchange of non monetary assets (note 4)	**-**	-	**12,791**	-

The accompanying notes are an integral part of the financial statements.

Norampac

Segmented information

(in thousands of Canadian dollars)

(unaudited)

	For the three month period ended June 30,		For the six month period ended June 30,	
	2002	2001	**2002**	2001
Sales				
Containerboard	**193,557**	188,686	**364,570**	377,997
Corrugated products	**258,368**	211,779	**482,874**	406,152
Total for reportable segments	**451,925**	400,465	**847,444**	784,149
Other activities and unallocated amounts	**15,227**	9,608	**23,302**	9,608
Intersegment sales	**(116,850)**	(103,055)	**(223,150)**	(212,900)
Consolidated Sales	**350,302**	307,018	**647,596**	580,857
Earnings before financial expenses, income taxes, depreciation and amortization				
Containerboard	**19,931**	32,026	**45,817**	67,142
Corrugated products	**28,719**	19,141	**50,448**	35,450
Total for reportable segments	**48,650**	51,167	**96,265**	102,592
Other activities and unallocated amounts	**4,052**	3,519	**6,107**	4,726
Consolidated earnings before financial expenses, income taxes, depreciation and amortization	**52,702**	54,686	**102,372**	107,318
Depreciation and amortization	**18,063**	17,478	**35,380**	34,314
Consolidated operating income	**34,639**	37,208	**66,992**	73,004
Additions to property, plant and equipment, net				
Containerboard	**6,185**	6,340	**12,314**	10,049
Corrugated products	**3,076**	15,178	**6,040**	19,000
Total for reportable segments	**9,261**	21,518	**18,354**	29,049
Other activities and unallocated amounts	**1,674**	466	**1,442**	779
Consolidated additions to property, plant and equipment, net	**10,935**	21,984	**19,796**	29,828
Shipments				
Containerboard third party (in short tonnes)	**186,541**	179,589	**343,585**	346,258
Containerboard intersegment (in short tonnes)	**197,928**	157,621	**377,613**	317,407
Corrugated products (in thousands of square feet)	**3,406,930**	2,684,383	**6,332,365**	5,153,429

Norampac

Notes to interim consolidated financial statements

(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Norampac Inc.'s (the Company) financial position as at June 30, 2002 and December 31, 2001 as well as its results of operations and its cash flow for the six and three month period ended June 30, 2002 and 2001.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the changes described in note 2.

Note 2 Change in accounting policies

Foreign Currency Translation

On November 2001, the CICA amended section 1650 "Foreign Currency Translation" which eliminates the deferral and amortization method for unrealized gains and losses on non-current monetary assets and liabilities, thereby removing a GAAP difference between Canada and U.S. The new guideline is effective for fiscal year 2002 and must be applied retroactively with restatement. Accordingly, net income for the six month period ending June 30, 2001 has been decreased by $1,852, net income for the three month period ending June 30, 2001 has been increased by $9,330 and 2001 opening retained earnings has decreased by $5,764.

Goodwill and Other Intangible Assets

In July 2001, the CICA issued Handbook Section 3062 "Goodwill and Other Intangible Assets". Section 3062 requires the use of a non-amortization approach to account for purchased goodwill and indefinite-lived intangibles. Under the non-amortization approach, goodwill and indefinite-lived intangibles will not be amortized, but instead would be reviewed for impairment and written down and charged to earnings only in the periods in which the recorded value of goodwill and indefinite-lived intangibles exceeds their fair value. The adoption of Section 3062 requires the Company to use the non-amortization approach for goodwill related to business combinations initiated prior to July 1, 2001 and will reduce annual goodwill amortization by approximately $7,477. The Company has adopted the discounted cash flow method as its new goodwill impairment methodology and has determined that as at January 1, 2002, there is no goodwill impairment.

Designation of hedging

Effective January 1, 2002, the Company designated a portion of the long term debt as a hedge of the net investment of its self-sustaining operations. As of January 1, 2002, any unrealized gains or losses on the hedged portion is offset against cumulative translation adjustments.

Notes to interim consolidated financial statements

(in thousands of Canadian dollars)

Note 3 Goodwill

	2002
Carrying value of goodwill at the beginning of the period	168,161
Goodwill acquired from acquistions (note 4)	33,195
Other	(1,160)
Carrying value of goodwill at the end of the period	200,196

	For the three month period ended June 30,		For the six month period ended June 30,	
	2002	2001	2002	2001
		Restated (see note 2)		Restated (see note 2)
Reported net income for the period (note 2)	20,769	35,696	36,317	42,192
Add back: Goodwill Amortization, net of tax	-	1,852	-	3,704
Adjusted net income	20,769	37,548	36,317	45,896

Note 4 Business Acquisition

On January 2, 2002, the Company transferred the assets of its Paper Recovery Division, which were acquired on April 12, 2001 from Crown Packaging Ltd., to Metro Waste Paper Recovery Inc. ("Metro Waste") in exchange for an additional 18.5% common shares of Metro Waste. The Company's participation in Metro Waste increased from 27.5% to 46%.

On January 21, 2002, the Company acquired all the issued and outstanding shares of Star Container Corp. ("Leominster") a corrugated products converting plant located in Leominster, Massachusetts, near Boston, USA, for a total consideration of approximately $50,489 (US$ 31,310).

The above transactions have been accounted for using the purchase method and the accounts and results of operations have been included into the consolidated financial statements since their respective acquisition date. The allocation of the purchase price for the above acquisitions is as follows:

	Metro Waste[(1)]	Leominster	Other	Total
Net assets acquired (liabilities assumed) :				
Working capital	1,361	5,140	1,525	8,026
Property, plant and equipment	8,642	18,771	1,109	28,522
Other assets	-	139	60	199
Goodwill, not deductible for tax	3,153	30,021	21	33,195
Future Income taxes	-	(3,582)	(3)	(3,585)
Other long term liabilities	(365)	-	-	(365)
Purchase Price	12,791	50,489	2,712	65,992
Less:				
Transfer of assets in exchange of non monetary assets	12,791	-	-	12,791
Cash paid net of cash and cash equivalents acquired	-	50,489	2,712	53,201

(1) The purchase price allocation for Metro Waste has not yet been finalized and is based on the Company's best estimate. Accordingly, the fair values of assets acquired and liabilities assumed could differ from the amounts presented in these interim consolidated financial statements. Effective January 2, 2002, the Company's interest in Metro Waste is accounted for using the proportionate consolidation method. For the six and three month period ending June 30, 2002 the Company's consolidated net earnings includes $874 and $284 respectively (six and three month period ending June 30, 2001- $333 and $157) of net earnings from Metro Waste.